COMMENTS RECEIVED ON 03/16/2022

FROM DANIEL GREENSPAN

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity SAI Sustainable Municipal Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Intermediate Municipal Income Fund, Fidelity Sustainable Low Duration Bond Fund

POST-EFFECTIVE AMENDMENT NO. 531

1)

C:    The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2)

C:    The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

4)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the example sufficiently in advance of effectiveness for review.

R:

Please see the attached completed information.

5)

Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity SAI Sustainable Municipal Income Fund

“Cover”

“Offered exclusively to certain clients of the Adviser or its affiliates — not available for sale to the general public. Fidelity SAI is a product name of Fidelity® funds dedicated to certain programs affiliated with Strategic Advisers LLC.”

C:

The Staff requests we explain here who Strategic Advisers LLC is and its relationship to the registrant.

R:

We will modify the disclosure on the front cover to make clear that Strategic Advisers LLC is an affiliate of the Adviser, as follows:

“Offered exclusively to certain clients of the Adviser, or its affiliates, including Strategic Advisers LLC

(SAI) — not available for sale to the general public. Fidelity SAI is a product name of Fidelity® funds dedicated to certain programs affiliated with ~~Strategic Advisers LLC~~ SAI.”

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we define “sustainability” and its relationship to ESG.

R:

We believe our disclosure defines sustainability and its relationship to ESG. We therefore decline to modify the disclosure.

7)

Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Low Duration Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer's environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer's board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer's financial outlook, and not all factors may be applicable to all issuers. Issuers with an above average ESG rating as determined by the Adviser are considered to have positive ESG benefits and well-managed ESG risks.”

C:

The Staff requests we explain what “low carbon transition” means.

R:

We will modify the disclosure in the “Fund Summary – Principal Investment Strategies” section as follows:

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer's environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to transition to less carbon-intensive products or operations ~~achieve a low carbon transition~~. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer's board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer's financial outlook, and not all factors may be applicable to all issuers. Issuers with an above average ESG rating as determined by the Adviser are considered to have positive ESG benefits and well-managed ESG risks.”

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain how financial performance is considered in relation to ESG.

R:

Each fund has an investment objective that is financial performance-oriented (preservation of capital, etc.). Each fund seeks to achieve that objective by investing in securities that the Adviser believes have positive ESG benefits. Many factors go into any manager’s decision to buy a particular security, including the security’s performance outlook and its ESG rating, so each decision to buy and sell will be based on its particular facts and circumstances.

9)

Fidelity SAI Sustainable Core Plus Bond Fund and Fidelity Sustainable Core Plus Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing up to 20% of assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).”

C:

The Staff requests we disclose that investments in junk bonds are considered speculative.

R:

The following disclosure is included in the “Fund Basics - Investment Details - Principal Investment Risks” section (emphasis added):

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities tend to be particularly sensitive to these changes.

Lower-quality debt securities and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price, and often are considered to be speculative. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.

10)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity SAI Sustainable Core Plus Bond Fund and Fidelity Sustainable Core Plus Bond Fund:

“Allocating assets across different asset classes, market sectors, and maturities.”

From Fidelity SAI Sustainable Low Duration Income Fund, Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Municipal Income Fund, Fidelity Sustainable Intermediate Municipal Income Fund, Fidelity Sustainable Low Duration Bond Fund:

“Allocating assets across different market sectors and maturities.”

C:

The Staff requests we explain duration and include a brief example.

R:

For Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Municipal Income Fund, and Fidelity Sustainable Intermediate Municipal Income Fund, the funds do not have a principal investment strategy of investing in securities of issuers with a particular duration. Accordingly, we have not modified the disclosure.

For Fidelity SAI Sustainable Low Duration Income Fund and Fidelity Sustainable Low Duration Bond Fund, the funds do have a principal investment strategy of normally maintaining a duration of one year or less and also defines duration, which is reflected in the disclosure.

Fund Basics – Investment Details – Principal Investment Strategies
The fund normally maintains a duration of 1 year or less. Duration is a measure of a bond’s price sensitivity to a change in interest rates. For example, if a bond has a 1-year duration and interest rates rise 1%, the bond’s value is likely to fall about 1%. Similarly, if a bond fund has a 1-year duration and interest rates rise 1%, the fund’s value is likely to fall about 1%.

For Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, the fund does have a principal investment strategy of normally investing in securities with a maximum maturity of four years.

Fund Summary – Principal Investment Strategies

Normally investing in securities with a maximum maturity of four years.

11)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Sustainability Risk. Application of FMR’s ESG ratings process and/or its sustainable investing exclusion criteria may affect the fund’s exposure to certain issuers, sectors, regions, and countries and may affect the fund’s performance depending on whether certain investments are in or out of favor. The criteria related to the fund’s ESG ratings process and/or adherence to its sustainable investing exclusion criteria may result in the fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. As a result, the fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria. There are significant differences in interpretations of what it means for an issuer to have positive ESG factors. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.”

C:

In the “Principal Investment Risks” section in each “Fund Summary”, the Staff requests we include reference to the risk of reliance on third-party data providers for ESG.

R:

We have modified the existing disclosure under “Sustainability Risk” in “Principal Investment Risks” in the Fund Summary section as shown below.

“Sustainability Risk. Application of FMR’s ESG ratings process and/or its sustainable investing exclusion criteria may affect the fund’s exposure to certain issuers, sectors, regions, and countries and may affect the fund’s performance depending on whether certain investments are in or out of favor. The criteria related to the fund’s ESG ratings process and/or adherence to its sustainable investing exclusion criteria may result in the fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. As a result, the fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria. There are significant differences in interpretations of what it means for an issuer to have positive ESG factors. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views. When evaluating an issuer, the Adviser is dependent on information or data obtained through voluntary or third-party reporting that may be incomplete, inaccurate, or unavailable, which could cause the Adviser to incorrectly assess an issuer’s business practices.”

12)

Fidelity SAI Sustainable Core Plus Bond Fund and Fidelity Sustainable Core Plus Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Foreign exchange rates also can be extremely volatile.”

C:

The Staff requests we provide each fund’s definition of emerging markets.

R:

The following disclosure will be added to the “Fund Summary – Principal Investment Strategies” section:

“Allocating assets across investment-grade, high yield, and emerging market debt securities. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

13)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose any impact of the conflict in Ukraine or related sanctions in the “Principal Investment Risks” section in both the “Fund Summary” and “Investment Details” sections.

R:

The funds do not intend to principally invest in securities with exposure to Ukraine. Each fund believes that the disclosure in the Principal Investment Risks section of the statutory and summary prospectus accurately describes the risks of the funds.

14)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Low Duration Bond Fund:

“The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer's environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition. An assessment of an issuer’s social profile includes, but is not limited to, its approach to diversity and inclusion, human capital management, data privacy, product safety and human rights. With respect to governance, the independence and diversity of an issuer's board, its compensation practices and board oversight of critical ESG issues are considered as part of the assessment. These factors are weighted based on how material the Adviser believes each factor is to an issuer's financial outlook, and not all factors may be applicable to all issuers. Issuers with an above average ESG rating as determined by the Adviser are considered to have positive ESG benefits and well-managed ESG risks.”

From Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Municipal Income Fund, Fidelity Sustainable Intermediate Municipal Income Fund

“The Adviser evaluates the current state of an issuer’s sustainability practices using a data-driven framework that includes proprietary and third-party (such as HIP Investor, Investortools’ CreditScope, and Moody’s) data. The Adviser’s ESG ratings of issuers are derived from multiple factors, including an issuer’s environmental profile, which may include, but is not limited to, carbon and toxic emissions, water management, waste management, and vulnerability to the physical impacts of climate change. An assessment of an issuer’s social profile includes, but is not limited to, its approach to quality health care access, housing affordability, human capital management, community reinvestment, and safety. An assessment of an issuer’s governance profile includes, but is not limited to, its principles of management, oversight and transparency, governance efficiency and structure, and consideration of anticompetitive practices. These factors are weighted based on how material the Adviser believes each factor is to an issuer’s financial outlook, effectiveness at service delivery, and long-term sustainability, and not all factors may be applicable to all issuers. Based on this process, the Adviser will assign ratings for an issuer’s overall ESG performance. Issuers with an above average ESG rating as determined by the Adviser are considered to have positive ESG benefits and well-managed ESG risks.”

C:

The Staff requests that we confirm if these are exhaustive lists. If not, the Staff requests we make the lists as comprehensive as possible.

R:

While not exhaustive, we believe the disclosure summarizes the key factors considered by the Adviser in deriving an issuer’s ESG rating.

15)

Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Low Duration Bond Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, currency, or components of the index underlying the derivative, and forward-settling securities.” The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), forwards, and futures contracts (both long and short positions) on securities, other instruments, indexes, or currencies. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.”

C:

The Staff requests that the above underlined disclosure be disclosed in each Fund Summary.

R:

Currently, each Fund Summary discloses “Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.” Accordingly, we have not modified the disclosure.

16)

Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Low Duration Bond Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, currency, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), forwards, and futures contracts (both long and short positions) on securities, other instruments, indexes, or currencies. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.”

C:

The Staff requests we confirm the breadth of derivative instruments that each fund contemplates.

R:

The derivative instruments listed in the fund’s principal investment strategy disclosure consist of the universe of derivatives that the fund may invest in from time to time.

17)

Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, and Fidelity Sustainable Low Duration Bond Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity SAI Sustainable Core Plus Bond Fund:

“The Adviser allocates the fund's assets among different asset classes using the composition of the index as a guide, and among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on its view of the relative value of each sector or maturity.”

Example from Fidelity SAI Sustainable Low Duration Income Fund:

“The Adviser allocates the fund's assets among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on its view of the relative value of each sector or maturity.

C:

If each fund will invest significantly in “corporate, asset-backed, or government securities”, the Staff requests we explain how its ESG methodology would apply to those investments.

R:

The disclosure is clear that when assessing a security’s ESG benefits and its eligibility for purchase, the Adviser considers, among other things, the ESG score of the security’s issuer or sponsor, which would apply equally to corporate, government and other sovereign issuers. Accordingly, we have not modified the disclosure.

18)

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

C:

The Staff requests we disclose the exclusions in each fund’s “Fund Summary” as well.

R:

We have not added the exclusions in the “Fund Summary” section because the Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). Instead, we provide the following disclosure in the Fund Summary with a cross-reference to the more detailed disclosure in the Investment Details section:

Employing sustainable investing exclusion criteria to avoid investments in issuers that are directly engaged in, and/or derive significant revenue from, certain industries. Please see “Fund Basics – Investment Details – Sustainable Investing Exclusions” for additional information.

19)

All funds

“Investment Details” (prospectus)

“Sustainable Investing Exclusions”

“The implementation of the sustainability strategy (or strategies) is conducted alongside traditional fundamental, bottom-up financial analysis of individual issuers, using traditional fundamental metrics and/or traditional quantitative metrics. The Adviser may also engage in dialogues with the issuer’s management teams to further inform investment decision-making and to foster best corporate governance practices using its fundamental and sustainability analysis. In addition, a fund may invest in an issuer prior to completion of the sustainability analysis or without engaging with the issuer’s management.”

C:

The Staff requests we disclose the underlined information in each fund’s “Fund Summary”. Also, supplementally explain how an investment where each fund invests prior to completion works in relation to the 80% test.

R:

Securities that are unrated, and not otherwise designated as a green, sustainable or sustainability-linked bond by a third-party, will not count towards each fund’s 80% bucket. If such a security subsequently attains an appropriate ESG rating, it would then count towards each fund’s 80% test. We respectfully decline to include the underlined disclosure in the “Fund Summary” section because the Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund’s principal investment strategies in the summary section in accordance with Item 4(a) of Form N‐1A. Accordingly, we do not believe additional disclosure is needed in that section.

20)

Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Low Duration Bond Fund

“Investment Details” (prospectus)

“Other Investment Strategies”

Example from Fidelity SAI Sustainable Core Plus Bond Fund:

In addition to the principal investment strategies discussed above, the Adviser may invest in collateralized loan obligations.”

C:

The Staff requests that we explain what a collateralized loan obligation is, its possible investments, and associated risks.

R:

Investing in collateralized loan obligations is not a principal investment strategy of the funds. CLOs are, however, included in the debt security description in the Investment Details section of the prospectus and there is a further description of the possible investments and associated risks of CLOs in the SAI (disclosure below). We believe this disclosure is appropriate.

Prospectus - Fund Basics - Description of Principal Security Types

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities (including collateralized loan obligations), loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.

SAI - Investment Policies and Limitations

Asset-Backed Securities represent interests in pools of mortgages, loans, receivables, or other assets. Payment of interest and repayment of principal may be largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds, or other credit enhancements. Asset-backed security values may also be affected by other factors including changes in interest rates, the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the loans or receivables, or the entities providing the credit enhancement. In addition, these securities may be subject to prepayment risk.

Collateralized Loan Obligations (CLO) are a type of asset-backed security. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management fees and administrative expenses. For CLOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since they are partially protected from defaults, senior tranches from a CLO trust typically have higher ratings and lower yields than their underlying securities and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CLO securities as a class. Normally, CLOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CLOs may be characterized by a fund as illiquid securities, however an active dealer market may exist allowing them to qualify for Rule 144A transactions.

21)

Fidelity SAI Sustainable Low Duration Income Fund and Fidelity Sustainable Low Duration Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types that Fidelity Management & Research Company LLC (FMR) (the Adviser) believes have positive environmental, social and governance (ESG) benefits and repurchase agreements for those securities.”

C:

The Staff requests we explain the meaning of medium and high quality debt securities (e.g., corresponding ratings).

R:

We believe the meaning of “medium and high quality investment-grade debt securities” is standard in the industry and more meaningful to shareholders than providing specific ratings by the various credit rating agencies. Accordingly, we have not modified our disclosure.

22)

Fidelity SAI Sustainable Low Duration Income Fund and Fidelity Sustainable Low Duration Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that because each fund’s name includes “Low Duration,” the 80% bullet should reference low duration as well.

R:

As noted in Question 12 of the Staff’s Frequently Asked Questions about Rule 35d-1, a fund that uses a name suggesting its bond portfolio has a particular duration is not required to invest at least 80% of its assets in bonds of that duration. Accordingly, we have not modified disclosure.

23)

Fidelity SAI Sustainable Low Duration Income Fund and Fidelity Sustainable Low Duration Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we define “Duration” and provide an example.

R:

The following definition is included in the “Fund Basics - Investment Details - Principal Investment Strategies” section:

“Duration is a measure of a bond’s price sensitivity to a change in interest rates. For example, if a bond has a 1-year duration and interest rates rise 1%, the bond’s value is likely to fall about 1%. Similarly, if a bond fund has a 1-year duration and interest rates rise 1%, the fund’s value is likely to fall about 1%.”

24)

Fidelity SAI Sustainable Low Duration Income Fund, Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Municipal Income Fund, Fidelity Sustainable Intermediate Municipal Income Fund, Fidelity Sustainable Low Duration Bond Fund

“Fund Summary” (prospectus)

“Investment Advisers”

“FMR (the Adviser) is the fund’s manager. Other investment advisers serve as sub-advisers for the fund.”

C:

Under some, but not all circumstances, Item 5(a) requires the name of each investment adviser of the fund, including sub-advisers. Please disclose the sub-advisers or explain why they are not provided in Item 5(a).

R.

As the “other investment advisers” will not have day-to-day responsibility for choosing investments for the fund, they are not named in the Fund Summary section.

25)

Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Municipal Income Fund, Fidelity Sustainable Intermediate Municipal Income Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In assessing a security’s use of proceeds, the Adviser considers factors that provide ESG benefits, such as energy efficiency, environmentally sustainable management, and providing access to quality health care, essential services and affordable housing. The Adviser will generally consider bonds that finance education, health care, affordable housing, clean energy, municipal water and sewer, public transportation, and designated green bonds, among others, as having positive ESG benefits.”

C:

The Staff requests we explain the meaning of “a security’s use of proceeds.”

R:

For many municipal bonds, the funds generated from their sale are used to pay for projects that benefit the residents of the issuing state or municipality. One component of the Adviser’s ESG assessment process is to review such a security’s use of proceeds, for example, if the municipal bonds are being issued to finance education, health care, affordable housing, clean energy, municipal water and sewer, or public transportation, as noted in the disclosure. We believe the disclosure is clear as written.

Attachment 1

Fidelity SAI Sustainable Conservative Income Municipal Bond Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.91%
Total annual operating expenses	1.21%
Fee waiver and/or expense reimbursement(b)	0.96%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.25%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.25% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2024. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$26
3 years	$170

Fidelity SAI Sustainable Municipal Income Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.35%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.56%
Total annual operating expenses	0.91%
Fee waiver and/or expense reimbursement(b)	0.55%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.36%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.36% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2024. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$37
3 years	$167

Fidelity SAI Sustainable Core Plus Bond Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.33%
Total annual operating expenses	0.63%
Fee waiver and/or expense reimbursement(b)	0.27%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.36%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.36% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, 2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$37
3 years	$153

Fidelity SAI Sustainable Low Duration Income Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	1.26%
Total annual operating expenses	1.56%
Fee waiver and/or expense reimbursement(b)	1.31%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.25%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.25% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, 2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$26
3 years	$261

Fidelity Sustainable Core Plus Bond Fund – Retail Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.35%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.10%
Total annual operating expenses	0.45%

(a)Based on estimated amounts for the current fiscal year.

1 year	$46
3 years	$144

Fidelity Sustainable Core Plus Bond Fund – AMCIZ Classes

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.35%	0.35%	0.35%	0.35%	0.35%
Distribution and/or Service (12b-1) fees	0.25%	0.25%	1.00%	None	None
Other expenses(a)	0.15%	0.15%	0.15%	0.15%	0.05%
Total annual operating expenses	0.75%	0.75%	1.50%	0.50%	0.40%
Fee waiver and/or expense reimbursement(b)	None	None	None	0.05%	0.04%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.75%	0.75%	1.50%	0.45%	0.36%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse Class I and Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of their respective average net assets, exceed 0.45% and 0.36% (the Expense Caps). If at any time during the current fiscal year expenses for Class I and Class Z of the fund fall below the Expense Caps, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through December 31, 2023. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$474	$474	$474	$474	$253	$153	$46	$46	$37	$37
3 years	$630	$630	$630	$630	$474	$474	$151	$151	$121	$121

Fidelity Sustainable Intermediate Municipal Income Fund – Retail Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.35%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	1.22%
Total annual operating expenses	1.57%
Fee waiver and/or expense reimbursement(b)	1.20%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.37%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.37% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through May 31, 2024. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$38
3 years	$230

Fidelity Sustainable Intermediate Municipal Income Fund – AMCIZ Classes

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.35%	0.35%	0.35%	0.35%	0.35%
Distribution and/or Service (12b-1) fees	0.25%	0.25%	1.00%	None	None
Other expenses(a)	1.33%	1.33%	1.33%	1.33%	1.20%
Total annual operating expenses	1.93%	1.93%	2.68%	1.68%	1.55%
Fee waiver and/or expense reimbursement(b)	1.31%	1.31%	1.31%	1.31%	1.24%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.62%	0.62%	1.37%	0.37%	0.31%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse Class A, Class M, Class C, Class I, and Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of their respective average net assets, exceed 0.62%, 0.62%, 1.37%, 0.37%, and 0.31% (the Expense Caps). If at any time during the current fiscal year expenses for Class A, Class M, Class C, Class I, and Class Z of the fund fall below the Expense Caps, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through May 31, 2024. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$461	$461	$461	$461	$239	$139	$38	$38	$32	$32
3 years	$706	$706	$706	$706	$552	$552	$240	$240	$215	$215

Fidelity Sustainable Low Duration Bond Fund – Retail Class

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.30%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.10%
Total annual operating expenses	0.40%
Fee waiver and/or expense reimbursement(b)	0.05%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.35%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of its average net assets, exceed 0.35% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, 2023. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$36
3 years	$119

Fidelity Sustainable Low Duration Bond Fund – AMCIZ Classes

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

	Class A	Class M	Class C	Class I	Class Z
Management fee	0.30%	0.30%	0.30%	0.30%	0.30%
Distribution and/or Service (12b-1) fees	0.15%	0.15%	1.00%	None	None
Other expenses(a)	0.05%	0.05%	0.15%	0.15%	0.05%
Total annual operating expenses	0.50%	0.50%	1.45%	0.45%	0.35%
Fee waiver and/or expense reimbursement(b)	0.00%	0.00%	0.05%	0.10%	0.05%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.50%	0.50%	1.40%	0.35%	0.30%

(a)Based on estimated amounts for the current fiscal year.

(b)Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse Class A, Class M, Class C, Class I, and Class Z of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), as a percentage of their respective average net assets, exceed 0.55%, 0.55%, 1.40%, 0.35%, and 0.30% (the Expense Caps). If at any time during the current fiscal year expenses for Class A, Class M, Class C, Class I, or Class Z of the fund fall below the Expense Caps, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through December 31, 2023. FMR may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.

	Class A		Class M		Class C		Class I		Class Z
	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares	Sell All Shares	Hold Shares
1 year	$200	$200	$200	$200	$243	$143	$36	$36	$31	$31
3 years	$308	$308	$308	$308	$450	$450	$126	$126	$103	$103